Exhibit 12.2

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(Dollars in thousands)

	Nine months ended	Year ended December 31,
	September 30, 2016	2015	2014	2013

Earnings:
Pretax loss from continuing operations	$(19,873)	$(12,211)	$(6,001)	$(2,167)
Add:
Fixed Charges	—	749	(2,233)	327

Total Earnings	(19,873)	(11,462)	(8,234)	(1,840)

Fixed Charges:
Interest expense, including amortized discounts and premiums	—	749	(2,233)	327
Estimate of interest expense within rental expense	—	—	—	—
Preferred stock dividends	—	—	—	—

Total Fixed Charges	$—	$749	$(2,233)	$327

Ratio of Earnings to Fixed Charges	*	*	*	*

Deficiency of Earnings Available to Cover Fixed Charges	$(19,873)	$(12,211)	$(6,001)	$(2,167)

*Less than one to one coverage.